U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number: 0-23229

A.	Full title of the Plan:

Independence Community Bank 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

INDEPENDENCE COMMUNITY BANK CORP.
195 Montague Street
Brooklyn, New York 11201

As filed on June 24, 2004

REQUIRED INFORMATION

(a)    Financial Statements:

The following financial statements and schedules are filed as part of the annual report for the Independence Community Bank 401(k) Savings Plan and appear immediately after the signature page.

(b)    Exhibits:

The following exhibit is filed as part of this annual report.

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

INDEPENDENCE COMMUNITY BANK 401(k) SAVINGS PLAN
June 24, 2004	By:	/s/ Rosemary Traina
		Name:	Rosemary Traina
		Title:	Plan Administrator

Financial Statements
and Supplemental Schedule

Independence Community Bank
401(k) Savings Plan

Years ended December 31, 2003 and 2002
with Report of Independent Registered Public Accounting Firm

Independence Community Bank
401(k) Savings Plan

Financial Statements
and Supplemental Schedule

Years ended December 31, 2003 and 2002

Report of Independent Registered Public Accounting Firm

The Board of Directors
Independence Community Bank Corp.

We have audited the accompanying statements of net assets available for benefits of the Independence Community Bank 401(k) Savings Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/Ernst & Young LLP

New York, New York
June 22, 2004

Independence Community Bank
401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2003	2002
Assets
Cash and cash equivalents	$3,705	$13,486
Loans to participants	1,313,310	1,148,647
Investments, at fair value	34,922,009	26,721,783

Net assets available for benefits	$36,239,024	$27,883,916

The accompanying notes are an integral part of these financial statements.

Independence Community Bank
401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31,
	2003	2002
Additions
Contributions by participating employees	$2,724,437	$2,350,291
Interest on loans	63,003	77,351
Stock dividends	327,014	239,957
Net realized and unrealized appreciation (depreciation) in fair value of investments (Note 4)	7,589,128	(710,892)

Total Additions	10,703,582	1,956,707

Deductions
Distributions and withdrawals	2,331,482	2,204,318
Investment related expenses	16,992	16,028

Total Deductions	2,348,474	2,220,346

Net increase (decrease)	8,355,108	(263,639)
Net assets available for benefits at:
Beginning of year	27,883,916	28,147,555

End of year	$36,239,024	$27,883,916

The accompanying notes are an integral part of these financial statements.

Independence Community Bank
401(k) Savings Plan

Notes to Financial Statements

1. Description of the Plan

The following description of the Independence Community Bank 401(k) Savings Plan (the “Plan”) is presented for general information purposes only. Participants should refer to the Plan document and the summary plan description related thereto for more complete information.

General

The Plan is a defined contribution plan sponsored by Independence Community Bank (the “Bank”). Employees of the Bank are eligible for participation after one year of service during which they have rendered 1,000 hours of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan was amended to comply with the provisions of ERISA effective October 1, 1976. The Plan has also been amended to conform with the current provisions of the Tax Equity and Fiscal Responsibility Act of 1982 (“TEFRA”), the Deficit Reduction Act of 1984, the Retirement Equity Act of 1984, the Tax Reform Act of 1986, the Uniformed Services Employment and Reemployment Rights Act of 1994, the Uruguay Round Agreements Act, the Small Business Job Protection Act of 1996, the Taxpayer Relief Act of 1997, the Restructuring and Reform Act of 1998 and the Economic Growth and Tax Relief Reconciliation Act (2001).

The Plan is administered by a committee (the “Committee”) appointed by the Board of Directors (the “Board”) of the Bank. The Board has appointed RSGroup Trust Co. (“RTC”) as the Plan’s trustee (“Trustee”) and Retirement System Group Inc. as record-keeper. RTC also serves as custodian for the assets held in the various investment choices provided participants in the Plan. Under the terms of the trust agreement between the Trustee and the Plan, the Trustee manages trust funds on behalf of the Plan.

Contributions

Effective January 25, 2002, participants may make pre-tax contributions to the Plan up to 25% of annual salary. Prior to January 25, 2002, participants were permitted to make pre-tax contributions to the Plan up to 10% of annual salary. The maximum amount of pre-tax contributions was $11,000 for 2002 and $12,000 for 2003. Prior to January 1, 1991, the Plan permitted contributions on an after-tax basis.

Effective January 1, 2001, the Bank ceased matching contributions for participants who are compensated on an hourly basis. During 1998 and in conjunction with the establishment of

Independence Community Bank
401(k) Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

the Independence Community Bank Corp. Employee Stock Ownership Plan, the Bank ceased matching contributions for all other participants.

The Plan allows participants to invest in Independence Community Bank Corp. (the “Company”) common stock through the Independence Community Bank Corp. Stock Fund (the “Stock Fund”).

Effective January 25, 2002 the portion of the Plan invested in the Independence Community Bank Corp. Stock Fund was converted into an employee stock ownership plan. Dividends paid on the Company’s common stock are reinvested in the Stock Fund unless an Employee makes an election to receive payment of dividends in cash.

Participants may direct their contributions to any of the Plan’s thirteen investment funds (the “funds”) in multiples of whole percentage points in accordance with any of the thirteen investment options. Under the trust agreement with the Trustee, participants may change investment direction or perform transfers between investment accounts at any time, providing that such election has been filed at least ten days in advance or made by telephone or the internet.

Participants’ contributions and all earnings from investment activities allocable thereto are always fully vested. Effective January 25, 2002 all Bank contribution accounts became 100% vested for all active participants.

Withdrawal of Funds

After Termination of Employment
When a Participant terminates employment, the Participant or the Participant’s beneficiaries may elect to have the benefits distributed in a lump sum at the next valuation date or in equal annual installments over a period not to exceed ten years.

Independence Community Bank
401(k) Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

In-Service Withdrawals
In-service withdrawals of pre-tax Participant contributions may be made only in the event of hardship or if the Participant has attained age 59-1/2. Hardship withdrawals are subject to regulations of the Internal Revenue Service. After-tax Participant contributions and earnings thereon may be withdrawn as of any valuation date after giving at least ten days written notice, but only twice every Plan year.

Loans to Participants

All active employees who are Participants in the Plan are eligible to borrow against their vested account balance as long as no more than three loans are outstanding at anytime.

To initiate a loan, Participants complete a loan application and a promissory note provided by the Committee. The promissory note and other loan documentation provide that the outstanding loan balance is secured by the Participant’s vested account balance. The minimum loan is $1,000. The maximum loan may not exceed 50% of the Participant’s vested account balance, subject to a maximum outstanding loan balance of $50,000. The $50,000 limit is reduced by the Participant’s highest outstanding loan balance during the prior 12 months.

The period of repayment is determined by the Committee, except that it may not exceed five years, unless the loan is used to acquire the principal residence of the Participant, in which case the loan term may not exceed 15 years. The interest on a loan is based on the commercial bank prime rate as set forth in The Wall Street Journal on the first business day of the month in which the loan is requested. Such rate remains in effect until maturity or termination of the loan.

Plan Termination

While the Bank has not expressed any intent to terminate the Plan, it may do so at any time, subject to the provisions set forth in ERISA. In the event of termination of the Plan, all amounts credited to Participants’ accounts become fully vested and distributable as in the same manner as if the Participants’ service had been terminated.

Independence Community Bank
401(k) Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting. Certain prior year amounts have been reclassified to conform to the current year presentation.

Risk and Uncertainties

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investments

Securities transactions are recorded on a trade date basis. Realized gains and losses are recorded on a specific cost basis. Dividend income is recognized on the ex-dividend date or when the dividend information is known; interest income, including, where applicable, amortization of discount and premium on investments and zero coupon bonds, is recognized on the accrual basis.

The Trustee’s valuation of the shares of each investment fund owned by the Plan is based upon quoted redemption prices on the last business day of the year. In the absence of an ascertainable market value, investments are valued at their fair value as determined by the officers of the Trustee using methods and procedures reviewed and approved by the officers of the Trustee.

The difference between fair value and cost of investments held and the net realized gain or loss on sale of investments (difference between the proceeds received and the specific cost of investment sold) are reflected in the Statement of Changes in Net Assets Available for Benefits, as a net unrealized and realized (depreciation) appreciation in the fair value of investments.

Independence Community Bank
401(k) Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Administrative expenses are paid directly by the Bank.

3. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 14, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Bank believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan continues to be qualified and that the related trust continues to be tax exempt.

Independence Community Bank
401(k) Savings Plan

Notes to Financial Statements (continued)

4. Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments

The following table represents net realized gains (losses) and unrealized appreciation (depreciation) in fair value of investments for the years ended December 31, 2003 and 2002:

	Year ended December 31,
	2003	2002
Independence Community Bank Corp. Dividend Reinvestment Stock Fund	$4,988,808	$1,412,003
Independence Community Bank Corp. Cash Dividend Stock Fund	185,801	(13,413)
Alger Midcap Growth Retirement Portfolio	533,149	(460,333)
Alliance Premier Growth Fund (A)	87,185	(415,906)
American Century Income & Growth Fund	371,769	(289,031)
American Century Ultra	103,216	—
Baron Asset Fund	—	3,827
Neuberger Berman Genesis	50,522	(5,448)
PIMCO Total Return Fund (Admin)	63,757	77,888
RSGroup Aggressive Asset Allocation Fund	183,901	(226,727)
RSGroup Moderate Asset Allocation Fund	106,068	(109,294)
RSGroup Stable Value Fund	176,698	205,481
RSI Retirement Trust Core Equity Fund	263,601	(472,004)
SSgA S&P500 Index Fund	341,348	(333,552)
Scudder International Equity	133,305	(84,383)

	$7,589,128	$(710,892)

5. Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31,
	2003	2002
Investments in RSI Retirement Trust:
Independence Community Bank Corp. Dividend Reinvestment Stock Fund	$16,824,209	$11,986,011
RSGroup Stable Value Fund	6,031,058	5,504,909

Independence Community Bank
401(k) Savings Plan

Notes to Financial Statements (continued)

6. Subsequent Events

Effective as of the close of business on April 12, 2004, SI Bank & Trust (“SI Bank”) was merged with and into the Bank and in connection with such merger, employees of SI Bank became employees of the Company. All services performed by such employees with SI Bank will be recognized for purposes of eligibility and vesting service under the Plan.

Effective June 22, 2004, $31,266,871, which represented all remaining net assets of the SI Bank & Trust 401(k) Savings Plan (“SI Bank & Trust Plan”), was transferred into the Plan, at which time the SI Bank & Trust Plan was merged out of existence.

Supplemental Schedule

Independence Community Bank
401(k) Savings Plan
EIN: 11-1350490

Schedule H, Line 4i — Schedule of Assets (Held At End of Year)

December 31, 2003

	Shares	Fair Value
Independence Community Bank Corp. Dividend Reinvestment Stock Fund (*)	447,451	$16,824,209
Independence Community Bank Corp. Cash Dividend Stock Fund (*)	17,065	641,645
Alger Midcap Growth Retirement Portfolio	107,333	1,640,055
American Century Income & Growth Fund	61,617	1,706,792
American Century Ultra Fund	39,070	1,031,437
Neuberger Berman Genesis Fund	6,876	254,635
PIMCO Total Return Fund (Admin)	133,823	1,433,249
RSGroup Aggressive Asset Allocation (*)	84,835	947,267
RSGroup Moderate Asset Allocation (*)	71,554	831,463
RSGroup Stable Value Fund (*)	189,406	6,031,058
RSI Retirement Trust Core Equity Fund (*)	17,407	1,346,422
Scudder International Equity	16,548	635,432
SSgA S&P500 Index Fund	87,056	1,598,345

Subtotal		34,922,009

Loans to participants:
Interest rates range 4.00%—9.50%		1,313,310

Total investments		$36,235,319

(*) Indicates Party in Interest to the Plan.

Note: Cost of assets is not applicable as all investments are directed by the participants.